As filed with the Securities and Exchange Commission on October 16, 2018

Securities Act File No. 333-225588

Investment Company Act File No. 811-23325

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 4	☒
(Check appropriate box or boxes)

SIX CIRCLESsm TRUST

(Exact Name of Registrant Specified in Charter)

270 Park Avenue

New York, New York, 10017

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (212) 270-6000

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

(Name and Address of Agent for Service)

With copies to:

Nora M. Jordan, Esq.
Abby L. Ingber, Esq.	Gregory S. Rowland, Esq.
J.P. Morgan Private Investments Inc.	Davis Polk & Wardwell LLP
270 Park Avenue	450 Lexington Avenue
New York, NY 10017	New York, NY 10017

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement

2.	Part C to the Registration Statement (including signature page)

3.	Exhibits (d)(8), (h)(13) and (p)(7)

This Post-Effective Amendment is being filed solely to file the Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC (exhibit (d)(8)), the Implementation Services Agreement with Russell Investments Implementation Services, LLC (exhibit (h)(13)), and the Code of Ethics of Russell Investments Implementation Services, LLC (exhibit (p)(7)) to Item 28 of this Registration Statement on Form N-1A (the “Registration Statement”).

Part A and B of the Registration Statement filed with the Securities and Exchange Commission on July 2, 2018, as amended or supplemented to date pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C: OTHER INFORMATION

Item 28: Exhibits

(a)(1)	Certificate of Trust dated November 8, 2017, is incorporated by reference to Exhibit (a)(1) to the Registrant’s Initial Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the Securities and Exchange Commission (“SEC”) on June 12, 2018 (the “Initial Registration Statement”).

(a)(2)	Amendment to Certificate of Trust dated March 22, 2018, is incorporated by reference to Exhibit (a)(2) of the Initial Registration Statement.

(a)(3)	Second Amended and Restated Declaration of Trust dated June 12, 2018, is incorporated by reference to Exhibit (a)(3) of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on July 2, 2018 (“Pre-Effective Amendment No. 1”).

(a)(4)	Amended Schedule A to the Second Amended and Restated Declaration of Trust, is incorporated by reference to Exhibit (a)(4) to the Registrant’s Post-Effective Amendment No.2 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325, filed with the SEC on September 27, 2018.

(b)	By-Laws dated June 12, 2018, is incorporated by reference to Exhibit (b) of Pre-Effective Amendment No.1.

(c)	Instruments Defining Rights of Security Holders. Incorporated by reference to Exhibits (a) and (b).

(d)(1)	Investment Advisory Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (d)(1) of Pre-Effective Amendment No.1.

(d)(2)	Amended Schedule A to the Investment Advisory Agreement. To be filed by amendment.

(d)(3)	Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(2) of Pre-Effective Amendment No.1.

(d)(4)	Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated [ ]. To be filed by amendment.

(d)(5)	Investment Sub-Advisory Agreement with BNY Mellon Asset Management North America Corporation, dated June 22, 2018, is incorporated by reference to Exhibit (d)(3) of Pre-Effective Amendment No.1.

(d)(6)	Investment Sub-Advisory Agreement with Goldman Sachs Asset Management, L.P., dated June 22, 2018, is incorporated by reference to Exhibit (d)(4) of Pre-Effective Amendment No.1.

(d)(7)	Investment Sub-Advisory Agreement with Pacific Investment Management Company LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(5) of Pre-Effective Amendment No.1.

(d)(8)	Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC, dated October 5, 2018. Filed herewith.

(e)(1)	Distribution Agreement, dated June 22, 2018, between the Trust and Foreside Fund Services, LLC, is incorporated by reference to Exhibit (e)(1) of Pre-Effective Amendment No.1.

(e)(2)	Amended Schedule A to the Distribution Agreement. To be filed by amendment.

(e)(3)	Distribution and Fund Support Services Agreement, dated June 22, 2018, between the Adviser and Foreside Fund Services, LLC, is incorporated by reference to Exhibit (e)(2) of Pre-Effective Amendment No.1.

(e)(4)	Form of Dealer Agreement, is incorporated by reference to Exhibit (e)(3) of Pre-Effective Amendment No.1.

(f)	Not applicable.

(g)(1)	Custody Agreement, dated June 6, 2018 between the Trust and Brown Brothers Harriman & Co, is incorporated by reference to Exhibit (g) of Pre-Effective Amendment No.1.

(g)(2)	Amended Schedule A to the Custody Agreement. To be filed by amendment.

(h)(1)	Administration Agreement, dated June 22, 2018 between the Trust and Brown Brothers Harriman & Co, is incorporated by reference to Exhibit (h)(1) of Pre-Effective Amendment No.1.

(h)(2)	Amended Schedule A to the Administration Agreement. To be filed by amendment.

Part C - 1

(h)(3)	Transfer Agency and Service Agreement, dated June 6, 2018, between the Trust and DST Asset Manager Solutions, Inc., is incorporated by reference to Exhibit (h)(2) of Pre-Effective Amendment No.1.

(h)(4)	Amended Schedule A to the Transfer Agency and Service Agreement. To be filed by amendment.

(h)(5)	Operating Expenses Limitation Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (h)(3) of Pre-Effective Amendment No.1.

(h)(6)	Amended Schedule A to the Operating Expenses Limitation Agreement. To be filed by amendment.

(h)(7)	Advisory Fee Waiver Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (h)(4) of Pre-Effective Amendment No.1.

(h)(8)	Amended Schedule A to the Advisory Fee Waiver Agreement. To be filed by amendment.

(h)(9)	Powers of Attorney, is incorporated by reference to Exhibit (h)(5) of the Initial Registration Statement.

(h)(10)	Power of Attorney. To be filed by amendment.

(h)(11)	Form of Class Action Services Agreement between the Trust and Brown Brothers Harriman & Co., is incorporated by reference to Exhibit (h)(6) of Pre-Effective Amendment No.1.

(h)(12)	Amended Schedule 1 to the Form of Class Action Services Agreement. To be filed by amendment.

(h)(13)	Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018. Filed herewith.

(i)	Opinion and consent of counsel. To be filed by amendment.

(j)	Consent of independent registered public accounting firm. To be filed by amendment.

(k)	Not applicable.

(l)	Purchase Agreement, dated June 6, 2018 between the Trust and the Adviser, is incorporated by reference to Exhibit (l) of Pre-Effective Amendment No.1.

(m)	Not applicable.

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics of the Trust, is incorporated by reference to Exhibit (p)(1) of Pre-Effective Amendment No.1.

(p)(2)	Code of Ethics for the Adviser, is incorporated by reference to Exhibit (p)(2) of Pre-Effective Amendment No.1.

(p)(3)	Code of Ethics for BlackRock, is incorporated by reference to Exhibit (p)(3) of Pre-Effective Amendment No.1.

(p)(4)	Code of Ethics for BNY Mellon, is incorporated by reference to Exhibit (p)(4) of Pre-Effective Amendment No.1.

(p)(5)	Code of Ethics for Goldman, is incorporated by reference to Exhibit (p)(5) of Pre-Effective Amendment No.1.

(p)(6)	Code of Ethics for PIMCO, is incorporated by reference to Exhibit (p)(6) of Pre-Effective Amendment No.1.

(p)(7)	Code of Ethics for Russell Investments Implementation Services, LLC. Filed herewith.

(p)(8)	Amended Exhibit A and Exhibit B of the Code of Ethics of the Trust. To be filed by amendment.

Item 29. Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 30. Indemnification

Reference is made to Article VII, Section 4 of Registrant’s Declaration of Trust. Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is

Part C - 2

against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suite or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

See “Management of the Trust” in Part B.

The business or other connections of each director and officer of J.P. Morgan Private Investments Inc. is currently listed in the investment advisor registration on Form ADV for J.P. Morgan Private Investments Inc. and is incorporated herein by reference.

The business or other connections of each director and officer of BlackRock Investment Management, LLC is currently listed in the investment advisor registration on Form ADV for BlackRock Investment Management, LLC and is incorporated herein by reference.

The business or other connections of each director and officer of BNY Mellon Asset Management North America Corporation is currently listed in the investment advisor registration on Form ADV for BNY Mellon Asset Management North America Corporation and is incorporated herein by reference.

The business or other connections of each director and officer of Goldman Sachs Asset Management, L.P. is currently listed in the investment advisor registration on Form ADV for Goldman Sachs Asset Management, L.P. and is incorporated herein by reference.

The business or other connections of each director and officer of Pacific Investment Management Company LLC is currently listed in the investment advisor registration on Form ADV for Pacific Investment Management Company LLC and is incorporated herein by reference.

Item 32. Principal Underwriters

(a)

Foreside Fund Services, LLC is the principal underwriter of the Registrant’s shares. Foreside Fund Services, LLC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers. Foreside Fund Services, LLC is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC acts as the principal underwriter for the following additional investment companies registered under the 1940 Act:

1.	ABS Long/Short Strategies Fund

2.	Absolute Shares Trust

3.	Active Weighting Funds ETF Trust

4.	AdvisorShares Trust

5.	AmericaFirst Quantitative Funds

6.	American Century ETF Trust

7.	ARK ETF Trust

8.	BP Capital TwinLine Energy Fund, Series of Professionally Managed Portfolios

9.	BP Capital TwinLine MLP Fund, Series of Professionally Managed Portfolios

10.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust

11.	Bridgeway Funds, Inc.

12.	Brinker Capital Destinations Trust

13.	Calvert Ultra-Short Duration Income NextShares, Series of Calvert Management Series

14.	Center Coast Brookfield MLP & Energy Infrastructure Fund

15.	CornerCap Group of Funds

16.	Davis Fundamental ETF Trust

17.	Direxion Shares ETF Trust

18.	Eaton Vance NextShares Trust

19.	Eaton Vance NextShares Trust II

20.	EIP Investment Trust

21.	EntrepreneurShares Series Trust

22.	Evanston Alternative Opportunities Fund

23.	Exchange Listed Funds Trust (f/k/a Exchange Traded Concepts Trust II)

24.	FEG Absolute Access Fund I LLC

25.	Fiera Capital Series Trust

26.	FlexShares Trust

Part C - 3

27.	Forum Funds

28.	Forum Funds II

29.	FQF Trust

30.	Friess Small Cap Growth Fund, Series of Managed Portfolio Series

31.	GraniteShares ETF Trust

32.	Guinness Atkinson Funds

33.	Horizons ETF Trust I (f/k/a Recon Capital Series Trust)

34.	Infinity Core Alternative Fund

35.	Innovator ETFs Trust II (f/k/a Elkhorn ETF Trust)

36.	Innovator ETFs Trust

37.	Ironwood Institutional Multi-Strategy Fund LLC

38.	Ironwood Multi-Strategy Fund LLC

39.	John Hancock Exchange-Traded Fund Trust

40.	Manor Investment Funds

41.	Miller/Howard Funds Trust

42.	Miller/Howard High Income Equity Fund

43.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV

44.	MProved Systematic Long-Short Fund, Series Portfolios Trust

45.	MProved Systematic Merger Arbitrage Fund, Series Portfolios Trust

46.	MProved Systematic Multi-Strategy Fund, Series Portfolios Trust

47.	NYSE® Pickens Oil Response™ ETF, Series of ETF Series Solutions

48.	OSI ETF Trust

49.	Palmer Square Opportunistic Income Fund

50.	Partners Group Private Income Opportunities, LLC

51.	PENN Capital Funds Trust

52.	Performance Trust Mutual Funds, Series of Trust for Professional Managers

53.	Pine Grove Alternative Institutional Fund

54.	Plan Investment Fund, Inc.

55.	PMC Funds, Series of Trust for Professional Managers

56.	Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions

57.	Quaker Investment Trust

58.	Ranger Funds Investment Trust

59.	Renaissance Capital Greenwich Funds

60.	RMB Investors Trust (f/k/a Burnham Investors Trust)

61.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust

62.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust

63.	Salient MF Trust

64.	SharesPost 100 Fund

65.	Sound Shore Fund, Inc.

66.	Steben Alternative Investment Funds

67.	Steben Select Multi-Strategy Fund

68.	Strategy Shares

69.	The 504 Fund (f/k/a The Pennant 504 Fund)

70.	The Chartwell Funds

71.	The Community Development Fund

72.	The Relative Value Fund

73.	Third Avenue Trust

74.	Third Avenue Variable Series Trust

75.	TIFF Investment Program

76.	Transamerica ETF Trust

77.	U.S. Global Investors Funds

78.	Variant Alternative Income Fund

79.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

80.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II

81.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II

82.	VictoryShares Emerging Market Volatility Wtd ETF, Series of Victory Portfolios II

83.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II

84.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II

85.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

86.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II

87.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

Part C - 4

88.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

89.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

90.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II

91.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

92.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II

93.	Vivaldi Opportunities Fund

94.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)

95.	Wintergreen Fund, Inc.

96.	WisdomTree Trust

97.	WST Investment Trust

(b)	The directors and officers of Foreside Fund Services, LLC are set forth below. The business address of each director or officer is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name with Registrant	Positions and Offices With Foreside Fund Services, LLC	Address	Positions with Registrant
Richard J. Berthy	President, Treasurer and Manager	Three Canal Plaza, Suite 100, Portland, ME 04101	None

Mark A. Fairbanks	Vice President	Three Canal Plaza, Suite 100, Portland, ME 04101	None

Jennifer K. DiValerio	Vice President	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	None

Nanette K. Chern	Vice President and Chief Compliance Officer	Three Canal Plaza, Suite 100, Portland, ME 04101	None

Jennifer E. Hoopes	Secretary	Three Canal Plaza, Suite 100, Portland, ME 04101	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

J.P. Morgan Private Investments Inc., the Registrant’s investment adviser, at 270 Park Avenue, New York, NY 10017 (records relating to its functions as investment adviser).

Foreside Fund Services, LLC, the Registrant’s distributor, at Three Canal Plaza, Suite 100, Portland, Maine 04101 (records relating to its functions as distributor).

Brown Brothers Harriman & Co., the Registrant’s custodian, at 140 Broadway, New York, New York 10005 (records relating to its functions as custodian).

Brown Brothers Harriman & Co., the Registrant’s administrator, at 140 Broadway, New York, New York 10005 (records relating to its functions as administrator).

DST Asset Manager Solutions, Inc., the Registrant’s transfer agent, at 2000 Crown Colony Drive, Quincy, MA 02169 (records relating to its functions as transfer agent).

Registrant’s Sub-Advisers

BlackRock Investment Management, LLC, at 1 University Square Drive, Princeton, New Jersey 08540 (records relating to its functions as sub-adviser).

BNY Mellon Asset Management North America Corporation, at 201 Washington Street, Suite 2900, Boston, Massachusetts 02108 (records relating to its functions as sub-adviser).

Part C - 5

Goldman Sachs Asset Management, L.P., at 200 West Street, New York, New York 10282 (records relating to its functions as sub-adviser).

Pacific Investment Management Company LLC, at 650 Newport Center Drive, Newport Beach, California 92660 (records relating to its functions as sub-adviser).

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

Part C - 6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 16th day of October, 2018.

Six Circles Trust

By:	/s/ Mary Savino
Name:	Mary Savino
Title:	Trustee

Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed below by the following persons in the capacities indicated on October 16, 2018.

/s/ Mary Savino
Mary Savino Trustee

/s/ Lisa Borders*
Lisa Borders Trustee

/s/ James P. Donovan*
James P. Donovan Trustee

/s/ Kevin Klingert*
Kevin Klingert Trustee

/s/ Neil Medugno*
Neil Medugno Trustee

/s/ Lauren Stack*
Lauren Stack Trustee

*By:	/s/ Mary Savino
Mary Savino** Attorney-in-Fact

**	Executed by Mary Savino on behalf of each of the Trustees pursuant to Powers of Attorney dated June 12, 2018.

EXHIBIT INDEX

Exhibit No.	Description

EX.99.d.8	Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC dated October 5, 2018.

EX.99.h.13	Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc. dated October 5, 2018.

EX.99.p.7	Code of Ethics for Russell Investments Implementation Services, LLC.